UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 5, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Loss-of-life incident at Harmony’s Mponeng mine

Johannesburg, Friday, 5, January 2024. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce that an employee tragically lost his life at its Mponeng mine near Carletonville, in Gauteng Province, on Thursday, 4 January 2024. The nature of the incident leading to the loss of life is currently under investigation.

“Harmony wishes to extend its deepest condolences to the family, friends and colleagues of the deceased. The safety of our employees remains our priority. We aim to continue our efforts to ensure these tragedies do not occur. A day of mourning will be observed at the mine,” said Peter Steenkamp, Chief Executive Officer of Harmony.

The family members, colleagues and the relevant authorities have been informed and the affected area has been closed temporarily, while investigations are underway.
We continue to proactively engage and communicate with our employees to ensure that all safety protocols are adhered to at all times.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications and Branding
+27 (0) 60 571 0797 (mobile)

Or

Mashego Mashego

Executive Director: Corporate Affairs
+27 (0) 82 767 1072 (mobile)

5 January 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 5, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director